(150.00) PE

FILED # C10975-01

AUG 30 2001

IN THE OFFICE OF

SECRETARY OF STATE

Articles of Amendment
Of
Guaranteed Tune Up, Inc.

I

The name of the corporation is Guaranteed Tune Up, Inc.

II

The Articles of Incorporation of Guaranteed Tune Up, Inc. are hereby amended as follows:

First Article shall be amended by deleting it in its entirety and substituting the following in lieu thereof:

First Article. The name of the corporation is Advanced Orbital Services, Inc.

III

There are presently 41,903,622 shares of Guaranteed Tune Up, Inc. outstanding or entitled to vote on the amendment set forth herein.

IV

Pursuant to Nevada statute section 78.332, effective August 13,2001 shareholders owning a total of 22,921,613 shares (over 54% of the total outstanding) executed a written consent to the adoption of the amendment set forth herein.

EXECUTED THIS 13th day of August,2001.

[signature]

Anne W. Bouma, President

08/29/2001 10:05A EHR250 FY02-000-14425